Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.
(To be named Healthcare Trust of America, Inc.)

SUPPLEMENT NO. 7 DATED JULY 17, 2009
TO THE PROSPECTUS DATED DECEMBER 3, 2008

This document supplements, and should be read in conjunction with, our prospectus dated December 3, 2008, as supplemented by Supplement No. 4 dated April 21, 2009, Supplement No. 5 dated May 27, 2009 and Supplement No. 6 dated July 10, 2009, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 7 is to disclose:

•	the status of our initial public offering;

•	our proposed acquisition of the 16-building Greenville Hospital System portfolio in Greenville, South Carolina; and

•	the appointment of a new Secretary and Assistant Secretary.

Status of our Initial Public Offering

As of July 3, 2009, we had received and accepted subscriptions in our initial public offering for 114,460,014 shares of our common stock, or approximately $1,143,450,000, excluding shares issued under our distribution reinvestment plan. As of July 3, 2009, approximately 85,539,986 remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. This offering will expire upon the earlier of September 20, 2009, or the date on which the maximum offering has been sold, unless extended pursuant to SEC Rule 415 under the Securities Act of 1933, as amended, for up to an additional 180 days.

Proposed Acquisition of Greenville Hospital System Portfolio

On July 15, 2009, our subsidiary, HTA Greenville, LLC, or HTA Greenville, entered into a purchase and sale agreement, or the purchase agreement, with Greenville Hospital System, or GHS, and certain of its affiliates or related parties for the acquisition of 16 medical office buildings in the Greenville, South Carolina area, or the GHS portfolio. The GHS portfolio consists of approximately 855,000 rentable square feet of medical office and related space and is currently 100% leased. At closing, approximately 83% of the rentable square feet will be leased by GHS and the remainder will be leased primarily by medical tenants. The GHS leases will have an initial average term of approximately 14 years with annual rent escalations.

The purchase price for the GHS portfolio is approximately $161,630,000. Upon execution of the purchase agreement, HTA Greenville made a $5,000,000 escrow deposit which will be applied as a credit to the purchase price at closing. If no notice of termination of the purchase agreement is given to GHS prior to the expiration of the due diligence period on August 14, 2009, this deposit will be non-refundable except in limited circumstances. If HTA Greenville notifies GHS that it desires to terminate the purchase agreement prior to August 14, 2009 for any reason, this deposit will be refunded. The purchase agreement contemplates the closing to occur 21 days after the expiration of the due diligence period, provided we have the right to extend such period by an additional 15 days upon the payment of a $750,000 extension deposit, which deposit, if any, shall be applied towards the purchase price at closing. Closing is subject to a number of conditions contained in the purchase agreement, including the execution of the leases with GHS.

GHS is one of the largest healthcare services providers in South Carolina and has approximately 70% of the market share in its primary service area. Approximately 90% of the portfolio’s square footage is located on or adjacent to four of GHS’s five hospital campuses. The Greenville Memorial “flagship” campus is approximately 138 acres and includes approximately 1,268 acute hospital beds, approximately 380 employed physicians, and approximately 1,000 affiliated physicians.

Upon completion of the acquisition, our advisory agreement provides for an acquisition fee of approximately $4,040,750, or 2.5% of the purchase price to Grubb & Ellis Healthcare REIT Advisor, LLC, our current advisor, subject to the terms and conditions of our advisory agreement.

Appointment of Secretary and Assistant Secretary

On July 16, 2009, our board of directors approved the appointment of Kellie S. Pruitt, our Chief Accounting Officer, Assistant Secretary and Treasurer as Secretary of the company. Additionally, our board of directors approved the appointment of Kelly T. Hogan, our Controller, as Assistant Secretary.

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